UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2026

George Hershman
Chief Executive Officer
SOLV Energy, Inc.
16680 West Bernardo Drive
San Diego, CA 92127

Re: SOLV Energy, Inc.
Draft Registration Statement on Form S-1
Submitted May 07, 2026
CIK No. 0002065636

Dear George Hershman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi James Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander D. Lynch, Esq.